August 5, 2024

Charles K. Griffith Jr.
Chief Financial Officer
CPS Technologies Corp.
111 South Worcester Street
Norton, MA 02766-2102

        Re: CPS Technologies Corp.
            Form 10-K for the Fiscal Year Ended December 30, 2023
            File No. 001-36807
Dear Charles K. Griffith Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing